

Good Thoughts,

Good Words,

Good Deeds,

Good Habits,

Good Character,




SEC MAIL RECEIVED PROCESSING
SEP 0 3 2002
WASH. D.C. 154 SECTION


02052981




PROCESSED
SEP 0 5 2002
THOMSON
FINANCIAL



Great Destiny!

Join Us...



National Beverage Corp.
2002 Annual Report



National Beverage Corp.










ALL NATURAL
Faygo








Crystal Bay


natural
PURE
SPARKLING WATER
LaCroix
no calories sodium free



The Choice of

Choices!




NEW
Everfresh


SHASTA
Sparkling
BLACK CHERRY





Isn't it wonderful to bring happiness and fond memories to someone? (Feels great just ***thinking*** about it!)




HAPPY
BIRTHDAY





✳ Good Thoughts ✳

Certainly, no one knows what kind of thoughts are in another's mind...but kindness and charity cannot exist without first thinking **good thoughts**. So...having the discipline and tenacity to manage one's mind is a prerequisite for getting superior results...and as Team National knows—*"Why accept good when excellent is available!"*

*Get Well...Happy Birthday...Great Game... Cheers...Welcome Home...Enjoy the Picnic... Happy Holidays...Congratulations...*are just a few **good thoughts** that our wonderful soft drinks are associated with...and for good reason. **Good thoughts** went into giving them the heritage, the delicious taste and always... the great value!

G.T. ◆ Excellent growth capacity... debt/equity ratio is .09

G.T. ◆ Five-year compounded EPS growth rate of 9.4%

G.T. ◆ 16 beverage plants strategically located in the USA

Our thoughts are to be...

The Very Best At What We Do...Always!



fiz Facts



- Consistent and stable business strategy
- Single line of business—beverage
- Fun consumer products
- Respected, proven philosophy
- Excellent financial position
- Experienced, committed management team
- Consistent and certifiable operating results
- Over a century of brand awareness






NEW 18oz
Everfresh
Pure 100% Orange Juice


La Croix
natural LEMON flavored
SPARKLING WATER
La Croix




Clear Fruit








Big
Faygo

I'll tell you how I did it...but I'm sure you'll do it ***better—smarter—faster!***











FYI...

	United States	Total World
Total Population	284.8 million	6.1 billion
Annual Soft Drink Consumption	10 billion cases	31.7 billion cases
8 Oz. Servings Per Person Per Year	843— more than 2 servings per day	125— less than 1 serving every 3 days
Flavor Share	40%	45%
Diet Soft Drink Share	25%	13%


Diet



✳ Good Words ✳

"What a great job!"
"We're so glad you're part of our team!"

Being able to communicate our good thoughts into **good words**...then creating the positive atmosphere in which to produce great products...is what we do every day at National Beverage. Whether we are developing exciting new flavors, inspiring innovative ideas or praising our team members for a job well done, **good words** are essential in motivating the human spirit.

G.W. ◆ Brand growth was almost twice that of the industry

G.W. ◆ Net working capital exceeded debt by $59.2 million

G.W. ◆ Revenues per employee exceeded the industry by 41%

National Beverage is proud to add fun and excitement to family traditions celebrated throughout the year. You can count on us to continue producing the finest products...which in turn generates smiles and **good words** all across America.




PURE
La Croix




NATURALLY FLAVORED
CASCADIA
SPARKLING CLEAR
CALORIE FREE REFRESHMENT
TROPICAL MANGO

Crystal Bay








Calorie Free
Crystal Bay
STRAWBERRY



True caring and kindness,
plus a loving heart...
is genuine
compassion!

Positively!









Dynamics

Over the past seven years:



Investor Cash Flow increased 87%





EBITDA increased 48%

Shareholders' Equity increased 187%





Investor cash flow = net income plus depreciation and amortization minus net capital expenditures

EBITDA = income before income taxes plus interest expense, depreciation and amortization

✳ Good Habits ✳

If one compares results using the highest standard possible and has the ability to modify their actions to achieve these results...then they have what it takes to do it again and again and again.

Good habits are repetitious thoughts and actions that are routinely used to get the results envisioned.

Team National does not believe that practice makes perfect...they believe that perfect practice makes *perfect*...especially if you are filling products at the rate of 1,500 per minute.

G.H. ◈ Net sales grew to $502.8 million
G.H. ◈ EBITDA was $39.4 million
G.H. ◈ EPS climbed to $.91 per share

Great philosophy, great people, great products, great income statement, great balance sheet...now, we apply these to much opportunity, and challenge ourselves to outwit, outsell and out-innovate our competition.

Well, we call that a ~~good~~ **great habit.**



Sound principles
make life's journey...
a smoother road...
paved with *Pride!*
















OHANA
PUNCH
ORIGINAL




St Nicks
CRANBERRY








Ritz
OraNge



Value Stats

Stock Price	Company	Price/Earnings Ratio
$46.15	Coca-Cola Bottling Co. Consol.	20.1x
$29.62	Pepsi Bottling Group	24.5x
$21.37	Coca-Cola Enterprises	49.8x
$16.48	Cott Corp.	24.6x
$14.34	PepsiAmericas	18.6x
$11.85	National Beverage	13.6x

Based on closing stock prices as of August 16, 2002.
Source: *Multex Investor*

Good Character

The ultimate is to put it all together...thoughts, words, deeds, habits...and produce, through sound philosophy and high standards... a **good character.**

In a way, every package, every flavor and every soft drink is a **good character** within itself...and to make them *great characters,* we need consumers who demand more than just a thirst quencher. Now, add a maturing process (like 100 years or more) and you can create some great soft drink characters.

G.C. ◈ Shareholders' equity grew to $125.7 million

G.C. ◈ Operating income reached $26.8 million

G.C. ◈ Net income increased to $16.6 million

Our strong commitment to excellence and quality, plus these great soft drinks in our family of beverages...*Our Destiny!*


Shasta
TIKI
PUNCH
12
PACK


BAD!
Shasta
Rita




Shasta
GRAPE
Artificially Flavored Soda






SHASTA
Sparkling
COLA




SHASTA
Old Fashioned
ROOT BEER
"¡i HASTA de SHASTA!"
12 FL OZ (355mL)

Ethics—Scruples—Morals

God—Country—Family

Faith—Trust—Honor…

The Right Stuff!












PURE
CRANBERRY
JUICE COCKTAIL FROM CONCENTRATE
PURE
32 fl oz <1 qt> 946ml




NEW 18oz
Everfresh
Peach Plum Pear








Clear Fruit
Peach Fling





Good Deeds


Ritz


NEW 18oz
Everfresh
Orange Carrot


Ritz


Shasta
CAFFEINE FREE
Artificially Flavored Soda
20 FL OZ (591 mL)



Good Character


feel the magic
VooDoo
siberian ginseng + guarana + taurine
berry endurance drink


St. Nicks
Shasta
CAFFEINE FREE
CRANBERRY


Shasta


KIWI STRAWBERRY
JUICE BEVERAGE FROM CONCENTRATE
PURE



Good Words




Faygo
Moon


LIME
La Croix


Clear Fruit
Cranberry
All Natural • No Preservatives

LaCroix

Faygo



Great Destiny!!


SHASTA
Sparkling
ORANGE
12 FL OZ (355mL)


OHANA
PUNCH
ORIGINAL

Everfresh™


Crystal Bay
CHERRY














Faygo
La Croix




fiz





'Good Bytes'

FY2002...***Breaking News!***

If I could define a 'feeling'...one that I experienced more than any other throughout most of FY2002, it was that 'pain-in-the-gut' anxiety when reading or hearing...***Breaking News.*** These words have conditioned us to feel bad, stressed and to expect more ugliness!

Time to turn off the bad—and tune in the *good.*

Personally speaking, if possible, my goals in the future would include buying a newspaper publishing company, along with a TV station, that only carries good programming and reports all good news. You could then be watching a very nice program and suddenly flashing across the screen are the words...*'Good **Bytes.**'* Wow...one would begin to ***perk up*** and instantly become relaxed (again conditioned). "Tranquilized with goodness again," would be our thoughts as we smiled. Channel 00 on TV and the back page of the newspaper would be used to cover all the other 'stuff'—Better, right?

This annual report was designed to show the real personality of Team National and portray the unique character of our Company. If detailed financial information and other data on our business are of interest...everything is contained within this annual report. Should anyone want to know if the officers of the Company and I have signed statements swearing that all of the facts that we are aware of are truly reflected, the answer is yes—16 times in 16 years...every year, so help me.

So...from here on, I am going to share some...*'Good **Bytes.**'*

National Beverage is a multi-system distribution Company that manufactures and produces all of the beverages that you see contained herein. We also market and sell everything that is manufactured.

From the original thoughts that our 'idea' people create to the 'secret' formulas of our chemists, and then on to our brand managers' analysis with focus groups...Team National does some things no other organization in the world does.

First, members of Team National are handpicked by the handpicked ones before them...and each is cared for in a very special way. They are mentored with a motivating philosophy that creates, within each one, an extreme amount of passion for what they do. We market, sell and manufacture Shasta, Faygo, Everfresh, LaCroix, Ritz, Ohana, Crystal Bay, Big Shot and Mr. Pure beverages. No other can make this statement.

This is, no doubt, one very large—could even be described as a ***'Huge...Good Byte!'***

Second, our marketing and sales people are phenomenal. Recently, during a severe wind storm in San Francisco...the siding of a historic skyscraper was blown away...dramatically revealing a 1950's Shasta painting covering the entire side of the building. The media quickly dubbed this ***'miracle art.'*** Our innovative marketing team immediately developed a soft drink label, and the nostalgic Shasta 12oz. package you see in this annual report was...***reborn.*** Shasta sales are growing significantly and this 1889 brand, together with our 1907 Faygo brand, remain our flagships.

I would also say this is a ***'Big...Good Byte!'***



Third, our arsenal to equip ourselves and compete in the marketplace is the finest to be found. Our Company has a mature and seasoned management team...a rare combination of youthful energy and dynamics...with titanium stability and valued wisdom.

National Beverage has a strong balance sheet with tremendous leverage possibilities. In the current economic atmosphere, this is our second most powerful asset. While interest rates may be at their lowest, credit covenants are tough. Our robust cash position and cash generating capability are offsets to those rugged bank requirements. Our prowess for growth opportunities has never been keener. We are on the 'scent' as they say!

Our single most powerful asset is our ***Philosophy, Passion, Smarts Quotient.*** We have the philosophy that defines ***why*** we do things...the passion that drives ***how*** we do things...and the smarts (knowledge/experience) that dictates ***when*** we do things. Other organizations may make similar statements, but remember, we are a player in an industry that is controlled by giants and yet, year after year, increased revenues and profits are reflected with NO financial engineering... NONE! No restructuring charges ***ever*** since the Company was founded. This is quite a statement to make...regardless of size; after all, we were operating in the same conditions everyone else was who suffered reduced revenues or heavy losses...and worse, bad acquisition write-offs! The foregoing statement is very ***profound*** when one understands that the last six operations we acquired were companies that needed significant ***PPS Quotient,*** in that, they were all turnaround situations.

This is a ***'Priceless...Good Byte!'***

So...now the future...

One could think that if we play with the giants and do better than okay in that competitive atmosphere...and our fun-flavored, great-tasting soft drinks are growing in the face of declining colas...AND we continue to create dynamics when employing our winning philosophy... we have a ***Great Destiny!*** Surely, some may ponder and question this last statement...but it is endowed with the same smart logic we must instinctively use...to live our lives safe and happy.

Our goal continues to be...***'The Best At What We Do...Always!'***

To our faithful shareholders, our great board members, our customers, suppliers and loyal consumers...and you—each and every one of you, ***Team National,*** thank you all for being a part of this wonderful Company!



Nick A. Caporella
Chairman and Chief Executive Officer

P.S. ***'Hang on to your principles...***
for they bond to the soles of your feet!'







Financial Review



Selected Financial Data

(In thousands, except per share amounts)	Fiscal Year Ended April 27, 2002	April 28, 2001	April 29, 2000	May 1, 1999	May 2, 1998
Statement of Income Data:					
Net sales	$502,778	$480,415	$426,269	$402,108	$400,749
Cost of sales	339,041	323,743	286,245	268,844	275,083
Gross profit	163,737	156,672	140,024	133,264	125,666
Selling, general and administrative expenses	136,925	131,852	120,104	110,246	102,195
Interest expense	857	2,110	2,789	3,304	4,175
Other income—net	867	1,506	4,754	1,323	1,633
Income before income taxes	26,822	24,216	21,885	21,037	20,929
Provision for income taxes	10,270	9,236	8,302	7,868	7,827
Net income	$ 16,552	$ 14,980	$ 13,583	$ 13,169	$ 13,102
Net income per share[1]:					
Basic	$ .91	$ .82	$ .74	$ .71	$ .71
Diluted	.87	.80	.71	.68	.68
Balance Sheet Data:					
Working capital	$ 70,164	$ 62,444	$ 54,907	$ 57,504	$ 50,398
Property—net	60,658	62,215	62,430	56,103	55,945
Total assets	205,685	203,868	197,754	180,404	182,327
Long-term debt	10,981	24,136	33,933	40,267	41,600
Deferred income taxes	12,072	10,208	8,011	8,344	8,332
Shareholders' equity	125,677	108,488	93,686	82,005	69,980

[1]Basic net income per share is computed by dividing earnings applicable to common shares by the weighted-average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Overview

National Beverage Corp. (the "Company") is a holding company for various operating subsidiaries that develop, manufacture, market and distribute a complete portfolio of quality beverage products throughout the United States. The Company's brands emphasize distinctive flavor variety, including its flagship brands Shasta® and Faygo®, complete lines of multi-flavored and cola soft drinks. In addition, the Company offers an assortment of premium beverages geared toward the health-conscious consumer, including Everfresh®, Home Juice® and Mr. Pure® 100% juice and juice-based products; and LaCROIX®, Mt. Shasta™, Crystal Bay® and ClearFruit® flavored and spring water products. The Company also produces specialty products, including VooDoo Rain®, a line of alternative beverages geared toward young consumers, Ohana® fruit-flavored drinks and St. Nick's® holiday soft drinks. Substantially all of the Company's brands are produced in its sixteen manufacturing facilities, which are strategically located in major metropolitan markets throughout the continental United States. The Company also develops and produces soft drinks for retail grocery chains, warehouse clubs, mass-merchandisers and wholesalers ("allied brands") as well as soft drinks for other beverage companies.

The Company's strategy emphasizes the growth of its branded products by offering a diverse beverage portfolio of proprietary flavors; by supporting the franchise value of regional brands; by developing and acquiring innovative products tailored toward healthy lifestyles; and by appealing to the "quality-price" sensitivity factor of the family consumer. Management believes that the "regional share dynamics" of its brands have a consumer loyalty within local markets that generates more aggressive retailer sponsored promotional activities.

The Company occupies a unique position in the industry as a vertically integrated national company delivering branded and allied brands through a hybrid distribution network to multiple beverage channels. As part of its sales and marketing strategy, the Company enters into long-term contractual relationships that join the expertise of Company sales, marketing and manufacturing functions with national and regional retailers marketing/sales expertise to maximize sales for branded and allied branded products. These "Strategic Alliances" provide for retailer promotional support for the Company's brands and nationally integrated manufacturing and distribution services for the retailer's allied brands.

Over the last several years, the Company has focused on increasing penetration of its brands in the convenience channel through company-owned and independent distributors. The convenience channel is composed of convenience stores, gas stations and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail, the Company has undertaken specific measures to expand its distribution in this channel. These include the development of products specifically targeted to this market, such as VooDoo Rain, ClearFruit, Everfresh, Home Juice and Mr. Pure, and the acquisition of the Ritz® and Crystal Bay brands in fiscal 2001. Also, the Company has created proprietary and specialized packaging for these products with graphics specifically designed for the discriminating consumer. Management intends to continue its focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, the Company's operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

Results of Operations

Net Sales:

Net sales for fiscal 2002 increased approximately $22.4 million, or 4.7%, to $502.8 million. This sales growth was due primarily to increased pricing in certain markets, increased volume of the Company's branded soft drinks, and sales of the Ritz and Crystal Bay brands acquired in September 2000. This improvement was partially offset by changes in product mix and the elimination of certain low margin allied branded business.

Net sales for fiscal 2001 increased approximately $54.1 million, or 12.7%, to $480.4 million. This increase was due primarily to volume growth in the Company's flavored carbonated soft drinks, increased pricing of the Company's proprietary brands, and sales of the Ritz and Crystal Bay brands acquired in September 2000. This improvement was partially offset by declines related to product mix.

Gross Profit:

Gross profit for fiscal 2002, which approximated 32.6% of net sales, increased 4.5%, to $163.7 million. Gross profit was favorably affected by the improved pricing mentioned above and the effect of volume growth on fixed manufacturing costs, partially offset by increased costs and changes in product mix.

Gross profit approximated 32.6% and 32.8% of net sales in fiscal 2001 and fiscal 2000, respectively. This change in gross profit reflects increased distribution in the convenience channel which was offset by changes in product mix and increased utility and labor costs.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses for fiscal 2002 were $136.9 million or 27.2% of net sales as compared to $131.9 million or 27.4% of net sales for fiscal 2001. The dollar increase was primarily due to higher distribution and selling costs related to increased sales volume. The decline as a percent of net sales reflects the effect of higher volume on fixed expenses.

Selling, general and administrative expenses for fiscal 2001 increased $11.7 million, or 9.8%, to $131.9 million. This increase was due to higher distribution and selling costs related to increased sales volume, higher fuel costs, and integration costs related to the BCI acquisition.

Interest Expense and Other Income–Net:

Fiscal 2002 and 2001 interest expense decreased $1.3 million and $.7 million, respectively, due to a reduction in average outstanding debt and interest rates. Other income includes interest income of $1.1 million for fiscal 2002, $1.6 million for fiscal 2001, and $1.4 million for fiscal 2000. The decline in interest income is due to a reduction in investment yields. In addition, other income for fiscal 2000 includes a gain of $3.4 million from the sale of a residual interest in an operating lease.

Income Taxes:

The Company's effective tax rate was approximately 38.3% for fiscal 2002, 38.1% for fiscal 2001, and 37.9% for fiscal 2000. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes and other nondeductible expenses. See Note 8 of Notes to Consolidated Financial Statements.

Capital Resources

The Company's current sources of capital are cash flow from operations and borrowings under existing credit facilities. The Company maintains unsecured revolving credit facilities aggregating $45 million of which approximately $43 million was available for future borrowings at April 27, 2002. Management believes that existing capital resources are sufficient to meet the Company's and the parent company's capital requirements for the foreseeable future.

Management views earnings before interest expense, taxes, depreciation and amortization ("EBITDA") as a key indicator of the Company's operating performance and enterprise value, although not as a substitute for cash flow from operations or operating income. The Company's EBITDA increased 3.6% to $39.4 million for fiscal 2002 from $38.1 million for the prior year. Management believes that EBITDA is sufficient to support additional growth and debt capacity.

Summary of Cash Flow

The Company's principal source of cash during fiscal 2002 was $23.4 million provided by operating activities. The Company's primary uses of cash were net debt repayments of $13.2 million and capital expenditures of $7.2 million.

Net cash provided by operating activities increased to $23.4 million for fiscal 2002 from $21.5 million last year largely due to an increase in net income and favorable changes in working capital. Net cash used in investing activities declined to $7.1 million from $10.0 million reflecting $4.0 million expended for acquisitions in fiscal 2001. Net cash used in financing activities increased $2.9 million for fiscal 2002 as a result of an increase in debt repayments.

Financial Condition

During fiscal 2002, the Company's working capital improved to $70.2 million from $62.4 million primarily due to cash generated from operations, an increase in current assets, and a reduction in accounts payable. Trade receivables and accrued liabilities increased as a result of the sales growth while the decline in accounts payable is related to the timing of certain raw material payments. At April 27, 2002, the current ratio was 2.3 to 1 compared to 2.1 to 1 for the prior year. The debt-to-equity ratio improved to .1 to 1 from .2 to 1 reflecting a reduction in debt and an increase in retained earnings.

Liquidity

The Company continually evaluates capital projects designed to expand capacity and improve efficiency at its manufacturing facilities. The Company presently has no material commitments for capital expenditures and expects that fiscal 2003 capital expenditures will be comparable to fiscal 2002.

Debt agreements require subsidiaries to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on the operations or financial position of the Company. At April 27, 2002, retained earnings of approximately $28 million were restricted from distribution and the Company was in compliance with all loan covenants. See Note 6 of Notes to Consolidated Financial Statements.

In January 1998, the Board of Directors authorized the Company to repurchase up to 800,000 shares of its common stock. In fiscal 2002 and 2001, the Company purchased 23,900 shares and 33,600 shares, respectively, of common stock. Since January 1998, the Company has purchased 465,810 shares of its common stock.

Pursuant to a management agreement, the Company incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5.0 million for fiscal 2002, $4.8 million for fiscal 2001, and $4.3 million for fiscal 2000. At April 27, 2002, the Company owed $1.3 million to CMA for unpaid fees. See Note 7 of Notes to Consolidated Financial Statements.

Changes in Accounting Standards

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" in the first quarter of fiscal 2002. The adoption of SFAS No. 133 did not have a material impact on the Company's financial position or operating results and has not resulted in significant changes to its financial risk management practices. Also, in the first quarter of fiscal 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 did not materially impact the Company's financial position or operating results. See Note 4 of Notes to Consolidated Financial Statements.

In the fourth quarter of fiscal 2002, the Company adopted the Emerging Issues Task Force ("EITF") 01-9 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products." The adoption of EITF 01-9 did not materially impact the Company's operating results.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the Company's fiscal year beginning April 28, 2002. The Company does not expect that the adoption of this statement will materially impact its financial position or its operating results.

In May 2002, the Board issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary. SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of FASB No. 4 are effective for fiscal years beginning after May 15, 2002 with all other provisions effective for transactions occurring after May 15, 2002, with early adoption encouraged.

Critical Accounting Policies

The preparation of financial statements requires estimates and assumptions that affect the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Certain of the Company's accounting policies are critical to understanding its financial statements because their application places significant demands on management's judgment, with financial reporting results relying on estimates of matters that are inherently uncertain.

Management believes that the critical accounting policies described in the following paragraphs affect the most significant estimates and assumptions used in the preparation of its consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.

Credit Risk

The Company sells products to a variety of customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. The Company monitors its exposure to credit losses and maintains allowances for anticipated losses.

Impairment of Long-Lived Assets

All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142 and an impairment loss is recognized if the carrying amount is greater than its fair value.

Income Taxes

The Company's effective income tax rate and the tax bases of its assets and liabilities are based on management's estimate of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs

The Company maintains self-insured and deductible programs for certain liability, medical and workers' compensation exposures. The Company accrues for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Forward-Looking Statements

The Company and its representatives may from time to time make written or oral statements that are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in this Annual Report, filings with the

Securities and Exchange Commission and other reports to the Company's stockholders. Certain statements, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions; pricing of competitive products; success of the Company's Strategic Alliance objective; success in acquiring other beverage businesses; success of new product and flavor introductions; fluctuations in the costs of raw materials; the Company's ability to increase prices; continued retailer support for the Company's products; changes in consumer preferences; success of implementing business strategies; changes in business strategy or development plans; government regulations; regional weather conditions; and other factors referenced in this Annual Report. The Company disclaims an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

Quantitative and Qualitative Disclosures About Market Risk

The principal market risks to which the Company is exposed are commodity prices and interest rates.

Commodities

The Company purchases various raw materials that fluctuate based on commodity market conditions. These include aluminum cans, high fructose corn syrup, and various juice concentrates. The Company's ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates.

Interest Rates

At the end of fiscal 2002, the Company had $10.9 million of floating-rate term-debt outstanding. If the interest rate changed by 100 basis points (1%), interest expense for fiscal 2002 would have changed by approximately $160,000. Because of its limited exposure to interest rate movements, the Company does not currently utilize interest rate swaps or other interest rate hedging products.

The Company's investment portfolio consists primarily of short-term money market instruments, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these instruments had changed by 100 basis points (1%), interest income for fiscal 2002 would have changed by approximately $360,000.

Consolidated Balance Sheets

As of April 27, 2002 and April 28, 2001

(In thousands, except share amounts)	2002	2001
Assets		
Current assets:		
Cash and equivalents	$ 42,646	$ 39,625
Trade receivables—net of allowances of $593 (2002) and $559 (2001)	42,955	41,068
Inventories	31,040	31,747
Deferred income taxes	1,616	1,333
Prepaid and other	5,621	6,518
Total current assets	123,878	120,291
Property—net	60,658	62,215
Goodwill	13,145	13,145
Intangible assets—net	2,043	2,114
Other assets	5,961	6,103
	$205,685	$203,868
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 30,819	$ 37,651
Accrued liabilities	21,020	20,131
Income taxes payable	1,875	65
Total current liabilities	53,714	57,847
Long-term debt	10,981	24,136
Deferred income taxes	12,072	10,208
Other liabilities	3,241	3,189
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued; no shares outstanding	150	150
Common stock, $.01 par value—authorized 50,000,000 shares; issued 22,209,312 shares (2002) and 22,134,612 shares (2001); outstanding 18,212,778 shares (2002) and 18,161,978 shares (2001)	222	221
Additional paid-in capital	16,526	15,638
Retained earnings	126,257	109,705
Treasury stock—at cost:		
Preferred stock—150,000 shares	(5,100)	(5,100)
Common stock—3,996,534 shares (2002) and 3,972,634 shares (2001)	(12,378)	(12,126)
Total shareholders' equity	125,677	108,488
	$205,685	$203,868

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

For the Fiscal Years Ended April 27, 2002, April 28, 2001 and April 29, 2000

(In thousands, except per share amounts)	2002	2001	2000
Net sales	$502,778	$480,415	$426,269
Cost of sales	339,041	323,743	286,245
Gross profit	163,737	156,672	140,024
Selling, general and administrative expenses	136,925	131,852	120,104
Interest expense	857	2,110	2,789
Other income—net	867	1,506	4,754
Income before income taxes	26,822	24,216	21,885
Provision for income taxes	10,270	9,236	8,302
Net income	$ 16,552	$ 14,980	$ 13,583
Net income per share—			
Basic	$ .91	$ .82	$ .74
Diluted	$ .87	$ .80	$ .71
Average common shares outstanding—			
Basic	18,212	18,160	18,321
Diluted	18,992	18,840	19,018

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

For the Fiscal Years Ended April 27, 2002, April 28, 2001 and April 29, 2000

	2002		2001		2000	
(In thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Preferred Stock						
Beginning and end of year	150,000	$ 150	150,000	$ 150	150,000	$ 150
Common Stock						
Beginning of year	22,134,612	221	22,117,332	221	22,062,012	221
Stock options exercised	74,700	1	17,280	—	55,320	—
End of year	22,209,312	222	22,134,612	221	22,117,332	221
Additional Paid-In Capital						
Beginning of year		15,638		15,556		15,304
Stock options exercised		888		82		252
End of year		16,526		15,638		15,556
Retained Earnings						
Beginning of year		109,705		94,725		81,142
Net income		16,552		14,980		13,583
End of year		126,257		109,705		94,725
Treasury Stock—Preferred						
Beginning and end of year	150,000	(5,100)	150,000	(5,100)	150,000	(5,100)
Treasury Stock—Common						
Beginning of year	3,972,634	(12,126)	3,939,034	(11,866)	3,673,054	(9,712)
Purchase of common stock	23,900	(252)	33,600	(260)	265,980	(2,154)
End of year	3,996,534	(12,378)	3,972,634	(12,126)	3,939,034	(11,866)
Total Shareholders' Equity		$125,677		$108,488		$ 93,686

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Fiscal Years Ended April 27, 2002, April 28, 2001 and April 29, 2000

(In thousands)	2002	2001	2000
Operating Activities:			
Net income	$ 16,552	$ 14,980	$ 13,583
Adjustments to reconcile net income to net cash *provided by (used in) operating activities:*			
Depreciation and amortization	11,750	11,739	10,163
Deferred income tax provision	1,581	2,329	582
Loss (gain) on sale of assets	203	95	(3,364)
Changes in assets and liabilities, net of acquisitions:			
Trade receivables	(1,887)	(1,948)	(677)
Inventories	707	786	(1,934)
Prepaid and other assets	(2,180)	(4,002)	(3,441)
Accounts payable	(6,832)	92	2,809
Other liabilities, net	3,463	(2,604)	1,926
Net cash provided by operating activities	23,357	21,467	19,647
Investing Activities:			
Property additions	(7,162)	(6,049)	(8,559)
Proceeds from sale of assets	72	28	3,557
Acquisitions, net of cash acquired	—	(3,979)	(5,258)
Net cash used in investing activities	(7,090)	(10,000)	(10,260)
Financing Activities:			
Debt borrowings	—	—	4,000
Debt repayments	(9,155)	(9,106)	(8,334)
Borrowings (payments) on line of credit, net	(4,000)	(1,000)	(2,000)
Purchase of common stock	(252)	(260)	(2,154)
Proceeds from stock options exercised	161	42	103
Net cash used in financing activities	(13,246)	(10,324)	(8,385)
Net Increase in Cash and Equivalents	3,021	1,143	1,002
Cash and Equivalents—Beginning of Year	39,625	38,482	37,480
Cash and Equivalents—End of Year	$ 42,646	$ 39,625	$ 38,482
Other Cash Flow Information:			
Interest paid	$ 935	$ 2,450	$ 2,867
Income taxes paid	6,671	10,616	7,366

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Organization

National Beverage Corp. (the "Company") is a holding company for various subsidiaries that develop, manufacture, market and distribute a complete portfolio of cola and multi-flavored soft drinks, juice drinks, water and specialty beverages. Substantially all of the Company's brands are produced in its sixteen manufacturing facilities, which are strategically located in major metropolitan markets across the continental United States.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated. The Company's fiscal year ends the Saturday closest to April 30th. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Certain prior year amounts have been reclassified to conform to the fiscal 2002 presentation.

Cash and Equivalents

Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity or redemption option of three months or less.

Changes in Accounting Standards

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" in the first quarter of fiscal 2002. The adoption of SFAS No. 133 did not have a material impact on the Company's financial position or operating results and has not resulted in significant changes to its financial risk management practices. Also, in the first quarter of fiscal 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 did not materially impact the Company's financial position or operating results. See Note 4.

In the fourth quarter of fiscal 2002, the Company adopted the Emerging Issues Task Force ("EITF") 01-9 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products." The adoption of EITF 01-9 did not materially impact the Company's operating results.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the Company's fiscal year beginning April 28, 2002. The Company does not expect that the adoption of this statement will materially impact its financial position or its operating results.

In May 2002, the Board issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary. SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of FASB No. 4 are effective for fiscal years beginning after May 15, 2002 with all other provisions effective for transactions occurring after May 15, 2002, with early adoption encouraged.

Credit Risk

The Company sells products to a variety of customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. The Company monitors its exposure to credit losses and maintains allowances for anticipated losses. At April 27, 2002 and April 28, 2001, the

Company did not have any customers that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales for fiscal 2002, 2001 or 2000.

Customer Contracts

The Company incurs certain costs related to long-term contractual relationships with national and regional retailers to manufacture and market Company and retailer branded products. These costs are deferred and amortized based on the contractual unit volume or the straight-line method over the lesser of the period of benefit or the non-cancelable period of the contract. It is the Company's policy to periodically review and evaluate the future benefits associated with these costs to determine that deferral and amortization is justified. Of these costs, amounts associated with remaining periods of one year or less are included in other current assets and all other amounts are included in other assets. Advertising costs are expensed as incurred.

Impairment of Long-Lived Assets

All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner in accordance with SFAS No. 142 and an impairment loss is recognized if the carrying amount is greater than its fair value.

Income Taxes

The Company's effective income tax rate and the tax bases of its assets and liabilities are based on management's estimate of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs

The Company maintains self-insured and deductible programs for certain liability, medical and workers' compensation exposures. The Company accrues for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market. Inventories at April 27, 2002 are comprised of finished goods of $17,531,000 and raw materials of $13,509,000. Inventories at April 28, 2001 are comprised of finished goods of $17,721,000 and raw materials of $14,026,000.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted net income per share includes the dilutive effect of stock options.

Property

Property is recorded at cost. Depreciation is computed by the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful lives of assets are capitalized.

Revenue Recognition

Revenue from product sales is recognized by the Company when title and risk of loss passes to the customer, which generally occurs upon delivery.

Segment Reporting

The Company operates in a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management.

Shipping and Handling Costs

Shipping and handling costs are reported in "Selling, general and administrative expenses" in the accompanying statements of income. Such costs aggregated $39.7 million in fiscal 2002, $37.0 million in fiscal 2001, and $31.2 million in fiscal 2000.

2. Acquisitions

In September 2000, the Company acquired certain operations and assets of Beverage Canners International, Inc., a Miami-based producer and distributor of carbonated soft drinks and sparkling waters. The assets acquired included a leased manufacturing facility, inventory and the Ritz® and Crystal Bay® brands. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired based upon their estimated fair values at the date of acquisition. Operating results of the acquired business, which are not material to consolidated results, have been included in the consolidated statements of income from the date of acquisition.

In May 1999, the Company acquired the operations and assets of Home Juice, a Chicago-based producer and distributor of premium juice and juice products. The assets acquired included a manufacturing facility, receivables, inventory and the Mr. Pure® and Home Juice® trademarks. The operating results of Home Juice, which are not material to consolidated results, have been included in the consolidated statements of income from the date of acquisition. The acquisition has been accounted for using the purchase method and, accordingly, the purchase price has been allocated to the assets acquired based upon their estimated fair values at the date of acquisition.

3. Property

Property at April 27, 2002 and April 28, 2001 consisted of the following:

(In thousands)	2002	2001
Land	$ 10,625	$ 10,625
Buildings and improvements	35,437	35,088
Machinery and equipment	98,195	94,356
Total	144,257	140,069
Less accumulated depreciation	(83,599)	(77,854)
Property—net	$ 60,658	$ 62,215

Depreciation expense was $8,444,000 for fiscal 2002, $7,996,000 for fiscal 2001, and $6,966,000 for fiscal 2000. Other income for the fourth quarter of fiscal 2000 includes a gain of $3.4 million from the sale of a residual interest in an operating lease.

4. Intangible Assets

In accordance with SFAS No. 142 adopted in the first quarter of fiscal 2002, the Company discontinued the amortization of goodwill and certain intangible assets that were determined to have an indefinite life. Had the Company applied the non-amortization provisions of SFAS No. 142 at the beginning of fiscal 2001, net income would have increased by $361,000 (approximately $.02 per share). Intangible assets at April 27, 2002 and April 28, 2001 consisted of the following:

(In thousands)	2002	2001
Unamortized trademarks	$ 1,587	$ 1,601
Amortizable distribution rights	$ 855	$ 855
Less accumulated amortization	(399)	(342)
Net	$ 456	$ 513

Amortization expense related to intangible assets was $57,000 and $144,000 for fiscal 2002 and fiscal 2001, respectively.

5. Accrued Liabilities

Accrued liabilities at April 27, 2002 and April 28, 2001 consisted of the following:

(In thousands)	2002	2001
Accrued promotions	$ 7,307	$ 5,951
Accrued compensation	5,487	5,595
Other accrued liabilities	8,226	8,585
Total	$21,020	$20,131

6. Debt

Long-term debt at April 27, 2002 and April 28, 2001 consisted of the following:

(In thousands)	2002	2001
Credit Facilities	$ —	$ 4,000
Term Loan Facilities	10,900	19,900
Other	81	236
Total	$10,981	$24,136

Certain subsidiaries of the Company maintain unsecured revolving credit facilities aggregating $45 million (the "Credit Facilities") and unsecured term loan facilities ("Term Loan Facilities") with banks. The Credit Facilities expire through December 10, 2003 and bear interest at ½% below the banks' reference rate or 1% above LIBOR, at the subsidiaries' election. The Term Loan Facilities are repayable in installments through July 31, 2004, and bear interest at the banks' reference rate or 1¼% above LIBOR, at the subsidiaries' election. The Company intends to utilize its existing long-term Credit Facilities to fund the current principal payments due on its Term Loan Facilities.

Debt agreements require subsidiaries to maintain certain financial ratios and contain other restrictions, none of which are expected to have a material impact on the operations or financial position of the Company. At April 27, 2002, retained earnings of approximately $28 million were restricted from distribution and the Company was in compliance with all loan covenants.

The long-term portion of debt at April 27, 2002 matures as follows: $10,381,000 in fiscal 2004 and $600,000 in fiscal 2005.

The fair value of debt has been estimated using discounted cash flow models incorporating discount rates based on current market interest rates for similar types of instruments. At April 27, 2002 and April 28, 2001, the difference between the estimated fair value and the carrying value of debt instruments was not material.

7. Capital Stock and Transactions with Related Parties

In January 1998, the Board of Directors authorized the Company to repurchase up to 800,000 shares of its common stock. In fiscal 2002 and 2001, the Company purchased 23,900 shares and 33,600 shares, respectively, of common stock on the open market. Such shares are classified as treasury stock.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by the Company's Chairman and Chief Executive Officer. Under the agreement, the employees of CMA provide the Company with corporate finance, strategic planning, business development and other management services for an annual base fee equal to one percent of consolidated net sales, plus incentive compensation based on certain factors to be determined by the Compensation Committee of the Company's Board of Directors. The Company incurred fees to CMA of $5.0 million, $4.8 million, and $4.3 million for fiscal 2002, 2001 and 2000, respectively. No incentive compensation has been incurred or approved under the management agreement since its inception. Included in accounts payable in the accompanying consolidated balance sheets at April 27, 2002 and April 28, 2001 were amounts due CMA of $1,258,000 and $430,000, respectively.

8. Income Taxes

The provision for income taxes consisted of the following:

(In thousands)	2002	2001	2000
Current	$ 8,689	$6,907	$7,720
Deferred	1,581	2,329	582
Total	$10,270	$9,236	$8,302

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.6	2.5	2.4
Goodwill and other permanent differences	.7	.6	.8
Other, net	—	—	(.3)
Effective income tax rate	38.3%	38.1%	37.9%

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. The Company's deferred tax assets and liabilities as of April 27, 2002 and April 28, 2001 consisted of the following:

(In thousands)	2002	2001
Deferred tax assets:		
Accrued expenses and other	$ 1,857	$ 3,477
Inventory and amortizable assets	452	522
Total deferred tax assets	2,309	3,999
Deferred tax liabilities:		
Property and intangibles	12,765	12,874
Net deferred tax liabilities	$10,456	$ 8,875

9. Leases

Future minimum rental commitments for non-cancelable operating leases at April 27, 2002 are as follows:

(In thousands)	
Fiscal 2003	$ 5,166
Fiscal 2004	3,995
Fiscal 2005	2,421
Fiscal 2006	1,026
Fiscal 2007	926
Thereafter	298
Total minimum lease payments	$13,832

Rental expense was $9,415,000 for fiscal 2002, $10,164,000 for fiscal 2001, and $8,179,000 for fiscal 2000.

10. Incentive and Retirement Plans

The Company's 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 2,000,000 shares of common stock of the Company, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 2,000,000 shares of common stock of the Company and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants of the Company by making available to them an opportunity to acquire a proprietary interest or to increase such interest in the Company. The number of shares or options which may be issued under stock based awards to an individual is limited to 700,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

Pursuant to a Special Stock Option plan, the Company has authorized the issuance of options to purchase up to an aggregate of 500,000 shares of common stock. Options may be granted for such consideration as determined by the Board or a Committee of the Board. The Company also authorized the issuance of options to purchase up to 50,000 shares of common stock to be issued at the direction of the Chairman.

In March 1997, the Company's Board of Directors adopted the Key Employee Equity Partnership Program ("KEEP"), which provides for the granting of stock options to purchase up to 100,000 shares of common stock to key employees, consultants, directors and officers of the Company. Participants who purchase shares of the Company's stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP program are automatically forfeited in the event of the sale of shares originally acquired by the participant. The options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and reduces to the par value of the Company's stock at the end of the six-year vesting period. The difference between the exercise price and the fair market value of the stock on date of grant is amortized over the vesting period.

On October 26, 2001, the Company's stockholders approved an amendment to the Company's Omnibus Incentive Plan and Special Stock Option Plan to increase the number of shares available for award by 600,000 and 100,000 shares, respectively.

The Company's 1991 Stock Purchase Plan (the "Stock Purchase Plan") provides for the purchase of up to 640,000 shares of common stock by employees of the Company who (i) have been employed by the Company for at least two years, (ii) are not part-time employees of the Company and (iii) are not owners of five percent (5%) or more of the common stock of the Company. As of April 27, 2002, no shares have been issued under the Stock Purchase Plan.

The following is a summary of stock option activity:

	2002		2001		2000	
(Options in thousands)	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year	1,274	$3.71	1,122	$ 3.28	1,191	$3.29
Options granted	89	8.84	208	7.26	8	5.24
Options exercised	(257)	.84	(17)	2.65	(55)	2.28
Options canceled	(110)	6.45	(39)	10.61	(22)	7.08
Options outstanding at end of year	996	4.61	1,274	3.71	1,122	3.28
Options exercisable at end of year	751		954		921	
Options available for grant at end of year	1,155		387		586	
Weighted-average fair value of options granted		$7.88		$ 5.04		$6.46

The following is a summary of stock options outstanding at April 27, 2002:

(Options in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Price	Weighted-Average Remaining Contractual Life	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$2.09	2 years	392	$2.09	392	$2.09
$2.25–$4.95	4 years	135	2.63	127	2.53
$5.00	4 years	144	5.00	144	5.00
$5.06–$8.54	8 years	156	7.02	35	6.87
$9.00–$9.88	8 years	169	9.45	53	9.88
		996	4.61	751	3.49

The option price range for all options outstanding at the end of the fiscal year was $2.09 to $9.88 for 2002, $.13 to $9.88 for 2001, and $.13 to $13.50 for 2000. The option price range for options exercised during the fiscal year was $.13 to $5.00 for 2002, $2.09 to $5.00 for 2001, and $.63 to $5.00 for 2000. During fiscal 2002, approximately $727,000 of accrued compensation and tax benefits related to stock options exercised was recorded to additional paid-in capital.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards unless the exercise price of options granted is less than the market price on the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 "Accounting and Disclosure of Stock-Based Compensation" ("SFAS 123") for awards granted after December 15, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of stock option grants was estimated using a Black-Scholes option-pricing model with the following assumptions used for grants: expected life of 10 years; volatility factor of 43% for fiscal 2002, 45% for 2001, and 46% for 2000; risk-free interest rates of approximately 5% for fiscal 2002, 5% for 2001 and 6% for 2000; and no dividend payments. Had compensation cost for the Company's option plans been determined and recorded consistent with the Black-Scholes option-pricing model in accordance with SFAS 123, the Company's net income and earnings per share for fiscal 2002, 2001 and 2000 would have been reduced on a pro forma basis by less than $200,000 ($.01 per share) for each year.

The Company contributes to various defined contribution retirement plans (which cover employees under various collective bargaining agreements) and discretionary profit sharing plans (which cover all non-union employees). Contributions were $1.7 million for fiscal 2002, $1.5 million for fiscal 2001, and $1.3 million for fiscal 2000.

11. Commitments and Contingencies

From time to time, the Company is a party to various litigation matters arising in the ordinary course of business. In the opinion of management, the ultimate disposition of such matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

In the ordinary course of its business, the Company enters into commitments for the supply of certain raw materials, none of which are material to the Company's financial position.

12. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2002				
Net sales	$ 152,385	$ 124,124	$100,409	$ 125,860
Gross profit	50,126	39,980	32,587	41,044
Net income	7,616	3,589	930	4,417
Net income per common share:				
Basic	$ .42	$ .20	$ .05	$ .24
Diluted	$ .40	$ .19	$ .05	$ .23
Fiscal 2001				
Net sales	$140,226	$120,760	$ 97,096	$122,333
Gross profit	46,053	38,917	30,249	41,453
Net income	6,950	3,315	532	4,183
Net income per common share:				
Basic	$ .38	$ .18	$ .03	$ .23
Diluted	$ .37	$ .18	$ .03	$ .22

Report of Independent Certified Public Accountants

To the Board of Directors and
Shareholders of National Beverage Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of National Beverage Corp. and its subsidiaries at April 27, 2002 and April 28, 2001, and the results of their operations and their cash flows for each of the three years in the period ended April 27, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 4 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective April 29, 2001.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Miami, Florida
July 23, 2002

Market Information

The common stock of the Company, par value $.01 per share, ("the Common Stock") is listed on the American Stock Exchange ("AMEX") under the symbol "FIZ." The following table shows the range of high and low sale prices per share of the Common Stock as reported by the AMEX for the fiscal quarters indicated:

	Fiscal 2002		Fiscal 2001	
	High	Low	High	Low
First Quarter	$10.35	$ 8.90	$ 9.75	$7.63
Second Quarter	$10.94	$ 9.66	$ 8.13	$6.69
Third Quarter	$13.34	$10.30	$10.25	$6.63
Fourth Quarter	$14.40	$12.35	$10.00	$7.94

Excluding beneficial owners of the Company's Common Stock whose securities are held in the names of various dealers and/or clearing agencies, there were approximately 1,000 shareholders of record at July 19, 2002, according to records maintained by the Company's transfer agent.

The Company has not paid any cash dividends with respect to its Common Stock during the last three fiscal years and the Company's Board of Directors has no present plans for declaring any such cash dividends. See Note 6 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.



Corporate Data



Directors

Nick A. Caporella
Chairman of the Board
& Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
Executive Vice President
National Beverage Corp.

Samuel C. Hathorn, Jr.*
President
Trendmaker Development Co.

S. Lee Kling*
Chairman of the Board
The Kling Company

Joseph P. Klock, Jr., Esq.*
Chairman and Managing Partner
Steel, Hector & Davis

*Member Audit Committee

Corporate Management

Nick A. Caporella
Chairman of the Board
& Chief Executive Officer

Joseph G. Caporella
Executive Vice President

George R. Bracken
Senior Vice President–Finance

Dean A. McCoy
Senior Vice President–Controller

Raymond J. Notarantonio
Executive Director–IT

John S. Bartley
Director–Internal Audit

Brent R. Bott
Director–Consumer Marketing

Gregory J. Kwederis
Director–Beverage Analyst

Janet M. McCabe
Director–Insurance

Lawrence P. Parent
Director–Credit Management

John S. Shaub
Director–Tax

Subsidiary Management

Edward F. Knecht
President
Shasta Sweetener Corp.
PACO, Inc.

Sanford E. Salzberg
President
Shasta Northwest, Inc.

Stanley M. Sheridan
President
Faygo Beverages, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan D. Domzalski
Executive Vice President
Everfresh Beverages, Inc.

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

James M. Lee
Executive Vice President
Beverage Corporation International, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

Michael J. Perez
Executive Vice President
Shasta Midwest, Inc.

William R. Phillips
Executive Vice President
National BevPak

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages International, Inc.

Worth B. Shuman, III
Vice President
Military Sales

Gregory L. Kimbrough
General Manager
PETCO, Inc.

Martin J. Rose
General Manager
Shasta Vending

Subsidiaries

BevCo Sales, Inc.
Beverage Corporation International, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
NewBevCo, Inc.
PACO, Inc.
PETCO, Inc.
Shasta Beverages, Inc.
Shasta Beverages International, Inc.
Shasta Midwest, Inc.
Shasta Northwest, Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Winnsboro Beverage Packers, Inc.

Corporate Offices

One North University Drive
Fort Lauderdale, FL 33324
954-581-0922

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, September 27, 2002 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida 32827.

Financial and Other Information

Copies of National Beverage Corp.'s Annual Report, Annual Report on Forms 10-K and supplemental quarterly financial data are available free of charge. Requests should be directed to the Company at P.O. Box 16720, Fort Lauderdale, FL 33318. Attention: Shareholder Relations.

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at *www.nationalbeverage.com.*

Stock Listing

National Beverage Corp.'s Common Stock is listed on the American Stock Exchange–ticker symbol FIZ.

Registrar and Transfer Agent

Mellon Investor Services LLC
85 Challenger Rd.
Overpeck Centre
Ridgefield Park, NJ 07667
800-756-3353

Independent Auditors

PricewaterhouseCoopers LLP
Miami, FL

Thanks

A very special thanks to our wonderful National Beverage Team for a great year. This entire Annual Report reflects people, products and results that are truly... *Ours!*

To all those members of the National Beverage Family who appeared in this Annual Report... Thanks!

Designed by Curran & Connors, Inc. / www.curran-connors.com












National
Beverage
Corp.

National Beverage Corp.
One North University Drive
Fort Lauderdale, FL 33324

